EXHIBIT 77D

Columbia Funds Series Trust I -
Annual N-SAR report for the period ending 5/31/11

Columbia High Yield Opportunity Fund
Columbia International Bond Fund
Columbia Strategic Income Fund
(the "Funds")


Item 77D/77Q1(b) - Policies with Respect to Securities Investments:

On March 13, 2012, Form Type 497(e), Accession No. 0001193125-12-
111212, a supplement to the registration statement of Columbia Funds Series Trust I on behalf of the Columbia International Bond Fund was filed with the SEC. It is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplement made material changes to the disclosure in the Principal Investment Strategies section of the Columbia International Bond Fund's prospectuses, as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed-income securities of foreign issuers. Generally, the Fund seeks to achieve its investment objective by investing in debt securities of issuers in at least three foreign countries, including foreign governments, quasi-governments, provincials, agencies, instrumentalities, supranationals and corporate entities. The Fund is not limited as to any particular countries in which it may invest. The Fund will invest in the securities of issuers in developed countries and the securities of issuers in emerging or developing countries.

Securities may be denominated in foreign currencies, baskets of foreign currencies or the U.S. dollar. The average portfolio duration will vary, based on the forecast for interest rates by Columbia Management Investment Advisers, LLC, the Fund's investment adviser (the Investment Manager).

Under normal market conditions, at least 80% of the Fund's net assets (including the amount of any borrowings for investment purposes) will be invested in investment-grade government or corporate debt obligations, including money market instruments, of issuers located in at least three foreign countries. Although the Fund emphasizes high- and medium-quality debt securities, it may assume some credit risk in seeking to achieve higher dividends and/or capital appreciation by investing in below investment-grade fixed-income securities (junk bonds).

The Fund may invest in derivatives, including futures, forwards, options, swap contracts and other derivative instruments. The Fund may invest in derivatives for both hedging and non-hedging purposes, including, for example, to seek to enhance returns or as a substitute for a position in an underlying asset. The Fund may attempt to hedge the effects of currency value fluctuations on the Fund's investments. The Fund also may invest in private placements.
The Fund is non-diversified, which means that it can invest a greater percentage of its assets in a single issuer than can a diversified fund.

The Investment Manager evaluates a number of factors in identifying investment opportunities and constructing the Fund's portfolio. The Investment Manager considers local, national and global economic conditions, market conditions, interest rate movements and other relevant factors to determine the allocation of the Fund's assets among different issuers, industry sectors and maturities.
The Investment Manager, in connection with selecting individual investments for the Fund, evaluates a security based on its potential to generate income and/or capital appreciation. The Investment Manager considers, among other factors, the creditworthiness of the issuer of the security and the various features of the security, such as its interest rate, yield, maturity, any call features and value relative to other securities.

The Investment Manager may sell a security if the Investment Manager believes that there is deterioration in the issuer's financial circumstances, or that other investments are more attractive; if there is deterioration in a security's credit rating; or for other reasons.

On July 20, 2012, Columbia Funds Series Trust I filed, on behalf of Columbia International Bond Fund, a post-effective amendment to its registration statement under Rule 485(a) of the Securities Act of 1933, as amended, with these changes.